Filed by: CONSOL Energy, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Arch Resources, Inc.

Commission File Number: 001-13105

On November 5, 2024, CONSOL Energy Inc. (the “Company”) issued a press release announcing its 2024 third quarter results (the “Earnings Release”). The following are excerpts from the Earnings Release and the accompanying presentation (the “Earnings Presentation”) relating to the proposed merger (the “Merger”) of the Company with Arch Resources, Inc.

The excerpts below contain only those portions of the Earnings Release and Earnings Presentation relating to discussions of the Merger.

Excerpt from Earnings Release

Third Quarter 2024 Highlights Include:

•	Merger with Arch Resources continues to progress as expected with closing anticipated by the end of 1Q25.

*****

Management Comments

[From Jimmy Brock, Chairman and Chief Executive Officer of CONSOL Energy Inc.]: “The merger with Arch Resources continues to move forward and progress as expected, with closing still anticipated to occur by the end of the first quarter of 2025. Consistent with the capital return framework outlined in the merger agreement, we announced a $0.25 per share dividend, which will be payable on November 26, 2024.”

******

Merger Update

The CONSOL and Arch teams have continued the push toward achieving a timely closing and smooth transition to Core Natural Resources. On the regulatory approval front, we have obtained final clearance of the proposed merger from Brazil, Poland and China. Additionally, the waiting period under the Hart-Scott-Rodino Act in relation to the proposed merger expired on October 11, which is one of the closing conditions of the proposed merger.

Shareholder Returns Update

Consistent with the capital return framework outlined in the merger agreement for CEIX while the merger is in pending status, the board of directors has authorized a dividend of $0.25/share. The payment will amount to an aggregate of approximately $7.3 million, payable on November 26, 2024 to all shareholders of record as of November 15, 2024.

Excerpt from Earnings Presentation

3rd Quarter 2024 Earnings Supplement November 5, 2024

Disclaimer This presentation contains statements, estimates and projections which are forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended). Statements that are not historical are forward-looking, and include, without limitation, projections and estimates concerning the timing and success of specific projects and the future production, revenues, income and capital spending of CONSOL Energy Inc. (“CEIX”). When we use the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” “target,” “will,” “would,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe our expectations or strategies, including with respect to the Itmann Mining Complex, that involve risks or uncertainties, we are making forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results and outcomes to differ materially from results and outcomes expressed in or implied by our forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of future actual results. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Factors that could cause future actual results to differ materially from those made or implied by the forward-looking statements include risks, contingencies and uncertainties that are described in detail under the captions “Forward-Looking Statements” and “Risk Factors” in our public filings with the Securities and Exchange Commission. The forward-looking statements in this presentation speak only as of the date of this presentation; we disclaim any obligation to update the statements, whether in response to new information, future events or otherwise, except as required by law, and we caution you not to rely on them unduly. This presentation includes unaudited “non-GAAP financial measures” as defined in Regulation G under the Securities Exchange Act of 1934, including EBITDA, Adjusted EBITDA, CONSOL Marine Terminal Adjusted EBITDA, Total CEIX Liquidity, Cost of Coal Sold, Cash Cost of Coal Sold, Average Cash Cost of Coal Sold Per Ton, Average Cash Margin Per Ton Sold, CMT Operating Cash Costs, and Free Cash Flow. The presentation of non-GAAP financial measures is not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with GAAP. Please see the appendix to this presentation for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures. 2

Executive Summary â—¼ CEIX recorded adjusted EBITDA(1) of $179MM and free cash flow(1) of $122MM for 3Q24. â—¼ PAMC produced 7.2MM tons and sold 6.8MM tons in the quarter, both of which were third quarter records. • Sold 1.1MM PAMC crossover tons to the met market. â—¼ Near the end of 3Q24, the Itmann Mine began retreat mining and by the end of October 2024, a deep cut plan was approved for two of the sections. â—¼ PAMC has approximately 18MM tons contracted for 2025. â—¼ Total CEIX Liquidity(1) of $649MM as of 9/30/2024. â—¼ Improving the midpoint of all 2024 PAMC guidance ranges. â—¼ In October, we finalized agreements with the PA DEP to form a Global Water Treatment Trust Fund. • Expected to reduce our surety exposure by $58MM in the next 3-6 months. â—¼ Announced dividend of $0.25/share, payable on November 26, 2024. â—¼ Remain on track for a 1Q25 closing of the proposed merger to create Core Natural Resources. 3 (1) A non-GAAP measure. Please see the appendix for a reconciliation to the most directly comparable GAAP measure.

Building Long-Term Value

Guiding principles of safety, compliance, and continuous improvement

High quality products serving industrial, power generation, and metallurgical applications allow for flexibility

Success securing long-term contracts which provides revenue visibility

Expanded throughput capacity at the CMT allows for future sales book diversification

Ability to develop and access global markets due to advantaged logistics and product quality

Strong liquidity[2][3] of $649 million

Manageable debt maturities reduces dependence on capital markets

Proposed CEIX/ARCH merger creates a leading producer and exporter of high-quality coals

Minimal Near-Term Debt Maturities[1]



($ in mm)
$355
$103
$75
2024
2025
2026
2027
2028
Undrawn RCF
MEDCO Revenue Bonds
PEDFA Bonds

Robust Liquidity



$2
$231
$416
Total CEIX Liquidity: $649mm(2)(3) Excluding restricted cash of $38mm
Revolver
Cash and ST Investments
A/R Securitization

Source: Company filings.

(1) Debt Maturities as of September 30, 2024.

(2) As of September 30, 2024, there were no borrowings on the $355mm revolver and it is only being used for providing letters of credit with $124mm outstanding. Excludes finance leases and other debt arrangements.

(3) Total CEIX Liquidity is a non-GAAP measure; see the Appendix for a reconciliation to the most comparable GAAP measure.

4

CONSOL ENERGY

CONSOL/Arch Merger Update Share Performance of CEIX / ARCH Compared to Other Coal Peers Merger Update Remain on track to close by 20.0% the end of 1Q25. Obtained final clearance of 15.0% the proposed merger from Brazil, Poland and China. Both parties have satisfied 10.0% all antitrust regulatory closing conditions for the transaction. 5.0% Form S-4 was filed, and both parties are working towards obtaining shareholder approval for the 0.0% proposed merger. Pursuant to the merger -5.0% agreement, the Board of CONSOL Energy Arch Resources Peer Average Directors has authorized a dividend of $0.25/share. Data shown is the percentage change of the closing share price between August 20, 2024, and October 31, 2024. Peer Average includes the following peers: AMR, BTU, CRN, METC, and HCC. 5

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. Forward-looking statements are not statements of historical fact and reflect CONSOL’s and Arch’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the proposed transaction involving CONSOL and Arch, including future financial and operating results, CONSOL’s and Arch’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the proposed transaction, and other statements that are not historical facts, including estimates of coal reserves, estimates of future production, assumptions regarding future coal pricing, planned delivery of coal to markets and the associated costs, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite CONSOL and Arch stockholder approvals; the risk that CONSOL or Arch may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk of delays in completing the proposed transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of CONSOL’s common stock or Arch’s common stock; the risk of litigation related to the proposed transaction; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the dilution caused by CONSOL’s issuance of additional shares of its capital stock in connection with the proposed transaction; changes in coal prices, which may be caused by numerous factors, including changes in the domestic and foreign supply of and demand for coal and the domestic and foreign demand for steel and electricity; the volatility in commodity and capital equipment prices for coal mining operations; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental and geological risks; mining and operating risks; the risks related to the availability, reliability and cost-effectiveness of transportation facilities and fluctuations in transportation costs; foreign currency, competition, government regulation or other actions; the ability of management to execute its plans to meet its goals; risks associated with the evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions; natural and man-made disasters; civil unrest, pandemics, and conditions that may result from legislative, regulatory, trade and policy changes; and other risks inherent in CONSOL’s and Arch’s businesses.

All such factors are difficult to predict, are beyond CONSOL’s and Arch’s control, and are subject to additional risks and uncertainties, including those detailed in CONSOL’s annual report on Form 10-K for the year ended December 31, 2023, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at https://investors.consolenergy.com/sec-filings and on the SEC’s website at http://www.sec.gov, and those detailed in Arch’s annual report on Form 10-K for the year ended December 31, 2023, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Arch’s website at https://investor.archrsc.com/sec-filings/ and on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither CONSOL nor Arch undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, CONSOL filed with the SEC on October 1, 2024 a registration statement on Form S-4 that includes a preliminary joint proxy statement of Arch and CONSOL and that also constitutes a prospectus of CONSOL. Each of Arch and CONSOL may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the definitive joint proxy statement/prospectus or registration statement or any other document that Arch or CONSOL may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Arch and CONSOL. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARCH, CONSOL AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement, preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (if and when available) and other documents containing important information about Arch, CONSOL and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and preliminary joint proxy statement/prospectus, definitive joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Arch may be obtained free of charge on Arch’s website at https://investor.archrsc.com/sec-filings/ or, alternatively, by directing a request by mail to Arch’s Corporate Secretary at One City Place Drive, Suite 300, St. Louis, Missouri, 63141. Copies of the registration statement, preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by CONSOL may be obtained free of charge on CONSOL’s website at https://investors.consolenergy.com/sec-filings or, alternatively, by directing a request by mail to CONSOL’s Corporate Secretary at 275 Technology Drive, Suite 101, Canonsburg, Pennsylvania 15317.

Participants in the Solicitation

Arch, CONSOL and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Arch, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Arch’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2024, including under the headings “Executive Compensation,” “Director Compensation,” “Equity Compensation Plan Information,” and “Security Ownership of Directors and Executive Officers.” To the extent holdings of Arch common stock by the directors and executive officers of Arch have changed from the amounts of Arch common stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC, including: the Form 3 filed by George John Schuller on March 19, 2024; and the Forms 4 filed by Pamela Butcher on March 13, 2024, March 18, 2024, June 17, 2024 and September 16, 2024, James Chapman

on March 11, 2024, Paul Demzik on March 5, 2024, John Eaves on March 8, 2024, Patrick Kriegshauser on March 18, 2024, June 17, 2024 and September 16, 2024, Holly Koeppel on March 18, 2024, June 17, 2024 and September 16, 2024, Richard Navarre on March 18, 2024, June 17, 2024 and September 16, 2024, George John Schuller on March 21, 2024, Peifang Zhang on March 18, 2024, June 17, 2024 and September 16, 2024, John Ziegler on March 8, 2024, John T. Drexler on October 15, 2024, Rosemary L. Klein on October 15, 2024, Deck Slone on October 15, 2024 and Matthew C. Giljum on October 15, 2024. Information about the directors and executive officers of CONSOL, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in CONSOL’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2024, including under the headings “Board of Directors and Compensation Information,” “Executive Compensation Information” and “Beneficial Ownership of Securities.” To the extent holdings of CONSOL common stock by the directors and executive officers of CONSOL have changed from the amounts of CONSOL common stock held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC, including: the Forms 4 filed by James Brock on May 24, 2024 and July 1, 2024, John Mills on May 9, 2024, Cassandra Chia-Wei Pan on May 9, 2024, Valli Perera on May 9, 2024, Joseph Platt on May 9, 2024 and John Rothka on March 8, 2024. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from Arch or CONSOL using the sources indicated above.